UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Amendment No. 5

Silverstar Holdings, Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G81365101
(CUSIP Number)

12/31/2008
Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. G81365101	13G	Page 2 of 6 Pages

1. Names of Reporting Persons Michael Levy
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 979,832
6. Shared Voting Power 0
7. Sole Dispositive Power 979,832
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 979,832
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (see instructions)
11. Percent of Class Represented by Amount in Row 9 4.8%
12. Type of Reporting Person (see instructions) IN

CUSIP No. G81365101	13G	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

Silverstar Holdings, Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Clarendon House

Church Street

Hamilton HM CX

Bermuda

Item 2.	(a)	Name of Person Filing:

Michael Levy

(b)	Address of Principal Business Office or, if None, Residence:

c/o Arpac

9511 West River Street

Schiller Park, IL 60176

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 share

(e)	CUSIP Number:

G81365101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

CUSIP No. G81365101	13G	Page 4 of 6 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

As of December 31, 2008

(a)	Amount beneficially owned:	979,832

Includes (1) 50,000 shares of Silverstar Holdings, Ltd.’s common stock, par value $0.01 per share (the “Common Stock”), issuable upon exercise of options, all of which are immediately exercisable, 25,000 at an exercise price of $1.06 and the remaining 25,000 at an exercise price of $1.33, and (2) 48,276 shares of Common Stock issuable upon exercise of warrants which are immediately exercisable at an exercise price of $1.885.

(b)	Percent of class: 4.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 979,832
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 979,832
(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. G81365101	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following                     ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G81365101	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 3, 2009
By:	/s/Michael Levy
Name:	Michael Levy